                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO___________)*

                            Golden Genesis Company
                        ______________________________
                               (Name of Issuer)

                    Common Stock, $0.10 Par Value Per Share
                        ______________________________
                        (Title of Class of Securities)

                                   38105N103
                                (CUSIP Number)

                          Kenneth R.  Benbassat, Esq.
                                Loeb & Loeb LLP
          1000 Wilshire Boulevard, Suite 1800, Los Angeles, CA 90017
                                (213) 688-3400
______________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 26, 1999
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 38105N103

1  NAME OF REPORTING PERSON

Kyocera International, Inc.

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON

94-1695243

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [_]                 (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS

WC
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

State of California

NUMBER OF                     7   SOLE VOTING POWER
SHARES                               9,429,379
BENEFICIALLY
OWNED BY                      8   SHARED VOTING POWER
EACH                                     -0-
REPORTING
PERSON                        9   SOLE DISPOSITIVE POWER
                                     8,929,379

                             10  SHARED DISPOSITIVE POWER
                                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,429,379 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES

[_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.0%

14   TYPE OF REPORTING PERSON

CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kyocera International, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.10 par value per share (the "Company Common Stock"), of Golden Genesis Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4585 McIntyre Street, Golden, Colorado, 80403.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Kyocera International, Inc., a California corporation ("Reporting Person"). Reporting Person is the wholly owned, non-operating North American holding company for Kyocera Corporation of Japan, a manufacturer and seller of high-performance ceramic-related products, electronic equipment and optical instruments. Reporting Person is the parent of wholly-owned operating subsidiaries involved in the manufacture and sale of ceramic-related products and in the marketing, sale and service of electronic equipment and optical instruments.

     (b) The address of the principal office and principal business of Reporting Person is 8611 Balboa Avenue, San Diego, CA 92123-1588.

     (c) Named in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Reporting Person's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Reporting Person nor, to Reporting Person's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Reporting Person nor, to Reporting Person's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future

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     violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), the stockholders of the Company named in Schedule II to this Schedule 13D have entered into the Option, Voting and Indemnification Agreement with Reporting Person as described in Item 4 and Item 5 of this Schedule 13D.

As described in Item 4 and Item 5 of this Schedule 13D, such stockholders of the Company in addition to the granting of voting rights have granted to Reporting Person an option pursuant to which Reporting Person has the right, upon the occurrence of certain events and on one occasion, to purchase from such stockholders all of the Company Common Stock now owned or hereafter acquired by such stockholders, representing 52.1% of the outstanding shares of the Company Common Stock, (based on the number of shares of the Company Common Stock represented by the Company as outstanding as of April 30, 1999), subject to anti-dilution adjustments, for a purchase price of $2.33 per share (the "Option"). If Reporting Person were to exercise the Option, the funds required to purchase the shares of the Company Common Stock upon such exercise would be approximately $20,805,453. It is currently anticipated that such funds would be provided from Reporting Person's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of May 26, 1999 (the "Merger Agreement"), among Reporting Person, GGC Acquisition Company, a Delaware corporation and wholly owned subsidiary of Reporting Person ("Merger Sub"), and the Company, and subject to the conditions set forth therein (including the approval by the stockholders of the Company), Merger Sub will be merged with and into the Company (the "Merger"), the Company will become a wholly owned subsidiary of Reporting Person and each share of the Company Common Stock will be converted into the right to receive $2.33 net to the holder in cash, in accordance with the Merger Agreement. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, Reporting Person and the stockholders of the Company set forth on Schedule II to this Schedule 13D entered into an Option, Voting and Indemnification Agreement.

The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of Reporting Person and Merger Sub and closing conditions for the benefit of the Company, as named in Articles VII - IX of the Merger Agreement.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.1.

     (c)  Not applicable.

     (d) If the Merger is consummated, the Company will become a wholly owned subsidiary of Reporting Person, and the following persons (who are the current directors of Merger Sub) will, pursuant to the terms of the Merger Agreement, automatically replace all current members of the Company's Board of
     Directors:

          Rodney N. Lanthorne
          David Grooms

     Reporting Person currently anticipates that additional persons will be named to serve on the Company's Board of Directors shortly after consummation of the Merger.

     (e) If the Merger is consummated (i) the authorized capital of the Company will be changed from 25,000,000 shares of common stock and 5,000,000 shares of preferred stock to 17,153,000 shares of common stock and no shares of preferred stock, and (ii) there will be a change in the number of outstanding shares of the Company Common Stock as contemplated by the Merger Agreement.

     (f) Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Reporting Person.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of the Company will be amended and restated to read as named in Exhibit A of the Merger Agreement, and the By-laws of Merger Sub will be the By-laws of the Company.

     (h) Upon consummation of the Merger, the Company Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the Company Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Reporting Person reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Option, Voting and Indemnification Agreement, Reporting Person has sole power to vote an aggregate of 9,429,379 shares of the Company Common Stock for the limited purpose of voting in favor of the approval and adoption of the Merger Agreement and the approval of the Merger, and voting in favor of each of the other actions contemplated by the Merger Agreement. Such shares constitute approximately 55.0% of the issued and outstanding shares of the Company Common Stock as of April 30, 1999. Under the Option, Voting and Indemnification Agreement, Reporting Person does not have the right to acquire the shares of the Company Common Stock from the stockholders of the Company named in Schedule II to this Schedule 13D unless certain specified events occur. If the Option were to become exercisable, Reporting Person would be entitled to purchase upon exercise of the Option (subject to receipt of any necessary regulatory approvals) 8,929,379 shares of the Company Common Stock, subject to antidilution adjustments, for $2.33 per share. Such shares constitute approximately 52.1% of the issued and outstanding shares of Company

     Common Stock as of April 30, 1999. If Reporting Person were to exercise the Option, it would have sole power to vote and to direct the disposition of, the shares of the Company Common Stock covered thereby. Because the Option will not be exercisable unless and until certain specified events occur, Reporting Person disclaims beneficial ownership of any shares of the Company Common Stock subject to the Option. The description contained in this Item 5 of the transactions contemplated by the Option, Voting and Indemnification Agreement is qualified in its entirety by reference to the full text of the Option, Voting and Indemnification Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

To Reporting Person's knowledge, no shares of the Company Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Option, Voting and Indemnification Agreement.

     (c) Reporting Person has not effected any transaction in the Company Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.   DESCRIPTION
-----------   -----------

99.1 Agreement and Plan of Merger, dated as of May 26, 1999, by and among Golden Genesis Company, a Delaware corporation, GGC Acquisition Company, a Delaware corporation, and Kyocera International, Inc., a California corporation.

99.2 Option, Voting and Indemnification Agreement, dated as of May 26, 1999, by and among ACX Technologies, Inc., a Colorado corporation, Golden Technologies Company, Inc., a Colorado corporation, and Kyocera International, Inc., a California corporation.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:  June 4, 1999                 Kyocera International, Inc.

                                    By:  /s/ Rodney N. Lanthorne
                                         _________________________________
                                         Rodney N. Lanthorne
                                         President

                                  SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTOR OF REPORTING PERSON

NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                          ----------------------------------

Rodney Lanthorne              President and Director
William Edwards               Vice President/Treasurer
Michael Inoue                 Vice President
George Woodworth              Vice President
Eric Klein                    Secretary


All individuals named in the above table are employed by Kyocera International, Inc. The address of Reporting Person's principal executive office is 8611 Balboa Avenue, San Diego, CA 92123-1588.

               NON-EMPLOYEE DIRECTORS OF REPORTING PERSON

NAME                 PRINCIPAL OCCUPATION OR                        NAME AND ADDRESS OF
----                 EMPLOYMENT                                     CORPORATION OR OTHER
                     ----------                                     ORGANIZATION IN WHICH
                                                                    EMPLOYED
                                                                    --------
Kazuo Inamori        Chairman Emeritus of the Board of              Kyocera Corporation
                     Directors                                      6 Takeda Tobadono-cho
                                                                    Fushimi-ku
                                                                    Kyoto 612-8501
                                                                    Japan

Kensuke Itoh         President and Representative Director          Kyocera Corporation
                                                                    6 Takeda Tobadono-cho
                                                                    Fushimi-ku
                                                                    Kyoto 612-8501
                                                                    Japan

Yasuo Nishiguchi     Executive Vice President and                   Kyocera Corporation
                     Representative Director                        6 Takeda Tobadono-cho
                     General Manger of Communication and            Fushimi-ku
                     Information Systems Group                      Kyoto 612-8501
                                                                    Japan


NAME                    PRINCIPAL OCCUPATION OR                     NAME AND ADDRESS OF
----                    EMPLOYMENT                                  CORPORATION OR OTHER
                        ----------                                  ORGANIZATION IN WHICH
                                                                    EMPLOYED
                                                                    --------
Masahiro Yamamoto       Executive Vice President and                Kyocera Corporation
                        Representative Director                     6 Takeda Tobadono-cho
                        General Manager of Corporate Optical        Fushimi-ku
                        Equipment Group                             Kyoto 612-8501
                                                                    Japan

Masahiro Umemura        Senior Managing Director and                Kyocera Corporation
                        Representative Director                     6 Takeda Tobadono-cho
                        General Manager of Corporate                Fushimi-ku
                        Development Group                           Kyoto 612-8501
                                                                    Japan

Michihisa Yamamoto      Senior Managing Director and                Kyocera Corporation
                        Representative Director                     6 Takeda Tobadono-cho
                        General Manager of Corporate                Fushimi-ku
                        Electronic Components Group                 Kyoto 612-8501
                                                                    Japan

Benedict Rosen          Chairman and Chief Executive Officer        AVX Corporation
                                                                    801 17th Avenue South
                                                                    Myrtle Beach, SC  29577

David Grooms            President                                   Kyocera America, Inc.
                                                                    8611 Balboa Avenue
                                                                    San Diego, CA  92123

Robert Osmun            President                                   Kyocera Industrial Ceramic
                                                                    Corporation
                                                                    5713 E. Fourth Plain Blvd.
                                                                    Vancover, WA  98661

William Heuer           President                                   Kyocera Optics, Inc.
                                                                    2301-200 Cottontail Lane
                                                                    Somerset, NJ  08873-1245

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

                                  SCHEDULE II


OPTION, VOTING AND                        NUMBER OF SHARES OR COMPANY
INDEMNIFICATION AGREEMENT                 COMMON STOCK BENEFICIALLY
STOCKHOLDER                               OWNED
-----------                               -----

ACX Technologies, Inc.                    1,030,052

Golden Technologies Company, Inc.         8,399,327

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

                                 EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
99.1                Agreement and Plan of Merger, dated as of May 26, 1999, by and among
                    Golden Genesis Company, a Delaware corporation, GGC Acquisition Company, a Delaware corporation, and Kyocera International, Inc., a California corporation.

99.2                Option, Voting and Indemnification Agreement, dated as of May 26, 1999, by and among ACX Technologies, Inc., a Colorado corporation, Golden
                    Technologies Company, Inc., a Colorado corporation, and Kyocera
                    International, Inc., a California corporation.

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